UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Youbet.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

987413101

(CUSIP Number)

Jon A. Ballis, P.C.

Kirkland & Ellis LLP

200 E. Randolph Dr.

Chicago, IL  60601

Telephone:  (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987413101

1	Name of Reporting Person New World Opportunity Partners I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,302,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 987413101

1	Name of Reporting Person New World Venture Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,302,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 987413101

1	Name of Reporting Person Jay R. Pritzker

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 76,564(1)

	8	Shared Voting Power 5,302,347

	9	Sole Dispositive Power 76,564(1)

	10	Shared Dispositive Power 5,302,347

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,378,911

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) IN

(1) Represents options that are exercisable for 76,564 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 987413101

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D originally filed by New World Opportunity Partners I, LLC, the predecessor to New World Opportunity Partners I, L.P., and certain related persons.  This Amendment No. 4 amends Item 2 and Item 5  and should be read in conjunction with the previously filed Schedule 13D and subsequent amendments.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background.

(a) New World Opportunity Partners I, LLC, a Delaware limited liability company, underwent an internal reorganization, completed on March 27, 2009, pursuant to which it converted to a Delaware limited partnership under the name New World Opportunity Partners I, L.P. (“NWOP”).  The General Partner of NWOP is New World Venture Advisors, LLC,  a Delaware limited liability company (“NWVA”).  NWVA is managed by Jay R. Pritzker.  Michael Brodsky is a limited partner of NWOP and therefore has an economic interest therein, but no longer has the ability to vote and/or dispose of any security held by NWOP, or any other right of control over NWOP or its assets.

This statement is filed by NWOP, NWVA and Jay R. Pritzker. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

NWOP is an entity that was formed for the purpose of investing in securities for the benefit of its partners. NWVA is the General Partner of NWOP. Jay R. Pritzker is the Manager of NWVA. By virtue of NWVA’s position as the General Partner of NWOP, and Mr. Pritzker’s position as Managing Manager of NWVA, NWVA and Mr. Pritzker share with NWOP the power to vote and dispose of the 5,302,347 Shares owned by NWOP.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 27, 2009, a copy of which is attached as an exhibit hereto and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The principal business address of the Reporting Persons is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

(c) The principal business of NWOP is investing in securities. The principal business of NWVA is to advise and manage certain investment funds. Jay R. Pritzker is a private investor.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  NWOP and NWVA are organized in Delaware.  Jay R.  Pritzke is a citizen of the United States of America.

Subparts (a) and (b) of Item 5 are hereby amended and restated as follows

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 41,463,470 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on March 6, 2009.

As of the close of business on March 27, 2009, NWOP owned 5,302,347 Shares, constituting approximately 12.8% of the Shares outstanding.  As the General Partner in NWOP,  NWVA may be deemed to beneficially own the 5,302,347 Shares owned by NWOP, constituting approximately 12.8% of the Shares outstanding.  As the Manager of NWVA, Jay R. Pritzker may be deemed to beneficially own the 5,302,347 Shares owned by NWOP which, together with the options owned by Mr. Pritzker that are exercisable for 76,564 Shares within 60 days of the date hereof, constitute approximately 13.0% of the Shares outstanding.

Each Reporting Person expressly disclaims beneficial ownership of any Shares owned by each of the other Reporting Persons. The filing of this statement by each of the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any Shares in which such Reporting Persons do not have a pecuniary interest.

(b)  NWVA is the General Partner of NWOP.  Jay R. Pritzker is the Manager of NWVA. By virtue of NWVA’s position as the General Partner of NWOP and Mr. Pritzker’s position as Manager of NWVA, NWVA and Mr. Pritzker share with NWOP the power to vote and dispose of the 5,302,347  Shares owned by NWOP.  Mr. Pritzker has the sole power to vote and dispose of the options that are exercisable for 76,564 Shares within 60 days of the date hereof.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2009

NEW WORLD OPPORTUNITY PARTNERS I, L.P.

By: New World Venture Advisors, LLC
Its: General Partner

By:	/s/ Jay R. Pritzker
Name: Jay R. Pritzker
Title: Manager

NEW WORLD VENTURE ADVISORS, LLC

By:	/s/ Jay R. Pritzker
Name: Jay R. Pritzker
Title: Manager

/s/ Jay R. Pritzker
JAY R. PRITZKER

Exhibit Index

1.    Joint Filing Agreement by and among New World Opportunity Partners I, L.P., New World Venture Advisors, LLC,  and Jay R. Pritzker, dated March 27, 2009.